Vedder Price P.C. 222 north lasalle street chicago, Illinois 60601-1003 312-609-7500 fax: 312-609-5005 chicago • new york city • washington, d.c. • roseland, nj
April 8, 2009
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”) Registration Nos. 333-05265 and 811-07655
Dear Mr. DiStefano:
     On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on March 11, 2009, regarding the Registrant’s Post-Effective Amendment No. 38 to its Registration Statement on Form N-1A filed on January 30, 2009 (the “PEA”), pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of two new series of the Trust, the Driehaus Mid Cap Growth Fund (the “Mid Cap Fund”) and the Driehaus Large Cap Growth Fund (the “Large Cap Fund,” and together with the Mid Cap Fund, the “Funds”). This letter responds to your comments. As you requested, this letter is being filed via EDGAR.
1.	Comment: Please confirm that the imputed performance disclosure is consistent with MassMutual Institutional Funds (Pub. avail. Sept. 28, 1995) (the “MassMutual Letter”).

Response: The Registrant has followed the MassMutual Letter in restating the prior performance of the corresponding limited partnership to reflect the fees and expenses of each Fund.

Consistent with the MassMutual Letter, management has represented that: (1) each Fund will be managed in a manner that is in all material respects equivalent to the management of the corresponding limited partnership(s) and (2) each Fund was created for purposes entirely unrelated to the establishment of a performance record.

VEDDER PRICE
With respect to (1) above, pages 3 and 7 of the Prospectus provide that the corresponding limited partnership(s) was/were managed with substantially the same investment objective, policies and philosophies as are followed by the corresponding Fund.

With respect to (2) above, management has determined to show the performance of the Driehaus Institutional Mid Cap, L.P., which has existed for over 20 years (7/1/86) rather than the performance of the Mid Cap Fund’s other predecessor limited partnership, Driehaus Mid Cap Investors, L.P., which has existed for just under 10 years (8/1/99), so investors may evaluate the long-term performance of the strategy over several market cycles. This is disclosed on page 3 of the Prospectus. The primary difference of the Mid Cap Fund’s predecessor limited partnerships is investor eligibility, not investment strategy. Furthermore, while performance used for the Large Cap Fund is that of the Driehaus Large Cap Growth Fund, L.P., which has only existed since January 1, 2008, the performance shown indicates an annual return of -43.50% and it is the only limited partnership managed by the Adviser in this style. Accordingly, with respect to both Funds, there should be no concern that management has engaged in picking among a group of incubator funds to enhance its performance record.

2.	Comment: If the Funds plan to concentrate their investments, please disclose this.

Response: The Funds do not plan to concentrate their investments, as disclosed in restriction #5 on page 9 of the Statement of Additional Information. Nevertheless, from time to time the Funds may have significant weightings in particular sectors or industries, which may subject a Fund to greater risks than less sector-concentrated funds. This is disclosed on pages 2 and 6 of the Prospectus.

3.	Comment: Please file the Expense Limitation Agreement for each Fund as an exhibit to the Registration Statement.

Response: Each Form of Expense Limitation Agreement will be filed as an exhibit to the Registration Statement.

4.	Comment: Please add “Manager Risk” as a principal risk factor for both Funds.

Response: The following disclosure has been added under “Principal Risk Factors” on pages 2 and 6 of the Prospectus:
Individual securities selected by the Adviser may go down in price, and therefore, it is possible to lose money by investing in the Fund. How the Adviser manages the Fund will impact the Fund’s performance. The Fund may lose money if the Adviser’s strategy does not achieve the Fund’s objective or the Adviser does not implement the strategy properly.

VEDDER PRICE
5.	Comment: Please expand the disclosure in the Prospectus under “Related Risks” for foreign securities.

Response: While both Funds are domestic funds and management does not expect that the Funds will invest directly in foreign securities (although the Funds may invest in ADRs), the following disclosure has been added to page 11 of the Prospectus:
The Funds may invest in U.S. dollar-denominated securities of foreign issuers traded in the U.S. Such investments increase a portfolio’s diversification and may enhance return, but they may also involve additional risk, including market, political and regulatory risk.
6.	Comment: Under “Execution of Requests” in the “General Redemption” section of the Prospectus, please clarify that an investor will receive a redemption price determined as of when proper redemption instructions are received even if redemption proceeds are delayed.

Response: The following disclosure has been added to page 20 of the Prospectus:
The redemption price will be determined as of the time proper redemption instructions are received, in the manner described above, even if a Fund delays payment of the proceeds.
* * * * *
If you have any questions regarding these responses, please call me at (312) 609-7732.
      Very truly yours,
      /s/ Jennifer M. Goodman
JLG/srt

cc:	Michelle L. Cahoon Cathy G. O’Kelly Karin J. Flynn